Mail Stop 3561

August 13, 2009

Edward B. Rudner
Chief Executive Officer
Online Vacation Center Holdings Corp.
1801 N. W. 66th Avenue, Suite 102
Plantation, FL 33313

> **Re: Online Vacation Center Holdings Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 000-32137**

Dear Mr. Rudner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief